First Mariner Bancorp

August 15, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Angela Connell

Re:	First Mariner Bancorp
File No. 0-21815
Form 10-K for the year ended December 31, 2010
Form 8-K filed April 25, 2011

Ladies and Gentlemen:

On behalf of First Mariner Bancorp (the “Company”), this letter responds to the Staff’s comments contained in the Staff’s letter dated August 2, 2011 received via email.  We have reviewed the Staff’s comments and agree to incorporate changes in future filings to address the issues noted in the Staff’s comments. The Staff’s comments, and the Company’s responses to the Staff’s comments, are set forth below.

Form 8-K filed April 25, 2011

General

COMMENT 1: We note the disclosure in your Form 8-K filed April 25, 2011 relating to the purchase agreement with Priam Capital Fund I, LP and the associated $160 million capital raise from other investors, particularly the July 18, 2011 deadline for raising $106.7 million. Please advise us whether Priam’s termination right has been triggered, whether First Mariner has entered into securities purchase agreements for at least $106.7 million gross proceeds as of July 18, 2011 and any changes to the purchase agreement with Priam or changes to the capital raising plan generally.

RESPONSE TO COMMENT 1: While the securities purchase agreement contains termination clauses that include the July 18, 2011 deadline for raising $106.7 million, the clause also states that Priam must exercise their right to terminate the agreement within 10 business days of the July 18, 2011 trigger date. Priam did not exercise their termination right within the allotted time frame nor did the Company. As of July 18, 2011, the Company had not entered into securities purchase agreements totaling $106.7 million. There have been no changes to the securities purchase agreement with Priam Capital Fund I, LP nor have there been any changes to the capital raising plan.

Form 10-K for the Year ended December 31, 2010

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)

Financial Condition

Credit Risk Management

Unallocated, page 59

COMMENT 2:  We note your response to comment seven from our letter dated June 15, 2011. You disclose that an unallocated allowance is maintained to cover any negative economic and business trends that may develop. Please tell us and revise future filings for the following concerning the unallocated reserve:

•                  You provided basis points that have been added to the respective portfolios, but you did not include the commercial mortgage portfolio in the previous response. Please provide the basis points that have been added to the commercial mortgage in your response or advise otherwise;

•                  Provide additional granularity regarding how you determined the amount of the unallocated allowance assigned to each class or portfolio segment and how this amount relates to the specific environmental factors discussed in your response; and

•                  Discuss any trends or changes from prior periods in environmental factors that gave rise to the changes (i.e. the increase in certain portfolios from 2009 to 2010).

RESPONSE TO COMMENT 2:

•                  We included the commercial mortgage portfolio within the commercial real estate category in our previous response. The basis points added on that category were 80, or 0.80%.

•                  The table below details the individual factors that are used in determining the basis points that are added to each portfolio. As mentioned above, the commercial mortgage portfolio is included within the commercial real estate category.

Adjustments to Historical Loss Ratios:  December 31, 2010

		Commercial	Commercial Loans	Residential	Residential
		Real Estate	Other	Construction	Mortgages	Other Consumer
Environmental Factors Changes in:

1)	Concentration of credit and changes in level of concentration	0.05%	0.00%	0.08%	0.10%	0.00%
2)	Nature and volume of portfolio	0.25%	0.00%	0.04%	0.04%	0.00%
3)	Quality of loan review system	0.00%	0.00%	0.00%	0.00%	0.00%
4)	Management Information Systems	0.00%	0.00%	0.00%	0.00%	0.00%
5)	Experience, ability, and depth of lending management	0.00%	0.00%	0.00%	0.00%	0.00%
6)	Changes in underwriting standards, policies or procedures	0.00%	0.00%	0.00%	0.00%	0.00%
7)	Changes in lines of business	0.00%	0.00%	0.00%	0.00%	0.00%
8)	Trends of past due and classified loans	0.10%	0.01%	0.10%	0.10%	0.00%
9)	Economic factors	0.25%	0.25%	0.06%	0.06%	0.40%
10)	Value of underlying collateral for collateral dependent loans	0.15%	0.00%	0.15%	0.15%	0.00%

Total		0.80%	0.26%	0.43%	0.45%	0.40%

•                  Each of the above categories is evaluated quarterly and any trends or changes are reflected in the basis point allocation. From 2009 to 2010, these factors were increased as follows:

	2009	2010

Commercial Real Estate	0.35%	0.80%
Commercial Loans — Other	0.04%	0.26%
Consumer Construction	0.40%	0.43%
Residential Mortgages	0.45%	0.45%
Other Consumer	0.02%	0.40%

The factors applied to the commercial real estate portfolio (including commercial mortgages) were increased in 2010 due to a trend of decreasing appraised values and the general weak economy. The factors applied to the commercial loans — other were also increased as a result of the poor economic conditions. The factors applied to the consumer construction and residential mortgage portfolios were consistent in 2009 and 2010. The factors applied to other consumer loans were increased in 2010 as a result of increased unemployment rates and the general downturn in the economy.

*              *              *

In connection with the above, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

I hope that the above responds fully with your inquiries.  If you have further questions, please feel free to contact me at (443) 955-7027.

Yours truly,

/s/ Paul B. Susie

Paul B. Susie
Chief Financial Officer and Principal Accounting Officer